UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____________)*

Connecture, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

20786J106

(CUSIP Number)

Ron Panzier
Great Point Partners, LLC
165 Mason Street, 3rd Floor
Greenwich, CT 06830
(203) 971-3300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 6, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Great Point Partners, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 4,127,232[1]
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 4,127,232[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,127,232[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 18.47%[2]
14	Type of Reporting Person (See Instructions) IA

1 Consists of 4,127,232 shares of Common Stock of the Issuer held directly by GPP-Connecture, LLC.

2 Based on a total of 22,344,764 shares outstanding, as reported by the Issuer on a Form 10-Q filed with the SEC on November 9, 2016.

1	Names of Reporting Persons GPP-Connecture, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 4,127,232[1]
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 4,127,232[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,127,232[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 18.47%[2]
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons Great Point Partners I LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 4,127,232[1]
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 4,127,232[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,127,232[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 18.47%[2]
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons Great Point Partners I GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 4,127,232[1]
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 4,127,232[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,127,232[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 18.47%[2]
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. Dr. Jeffrey R. Jay, M.D.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 66,752[3]
	8	Shared Voting Power 4,172,904[4]
	9	Sole Dispositive Power 66,752[3]
	10	Shared Dispositive Power 4,172,904[4]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,239,656[5]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 18.97%[2]
14	Type of Reporting Person (See Instructions) IN

3 Consists of (x) 55,411 shares of Common Stock of the Issuer held directly by Dr. Jay, and (y) 11,341 shares of Common Stock of the Issuer held by a trust of which Dr. Jay is a trustee and of which beneficiaries may be considered members of Dr. Jay’s family.

4 Consists of (x) 4,127,232 shares of Common Stock of the Issuer held directly by GPP-Connecture, LLC, and (y) 45,672 shares of Common Stock of the Issuer held by a trust of which Dr. Jay is not the trustee and of which beneficiaries may be considered members of Dr. Jay’s family (see Item 5 for additional information).

5 Consists of (w) 4,127,232 shares of Common Stock of the Issuer held directly by GPP-Connecture, LLC, (x) 45,672 shares of Common Stock of the Issuer held by a trust of which Dr. Jay is not the trustee and of which beneficiaries may be considered members of Dr. Jay’s family (see Item 5 for additional information), (y) 55,411 shares of Common Stock of the Issuer held directly by Dr. Jay, and (z) 11,341 shares of Common Stock of the Issuer held by a trust of which Dr. Jay is a trustee and of which beneficiaries may be considered members of Dr. Jay’s family.

1	Names of Reporting Persons Mr. David Kroin
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 29,703[6]
	8	Shared Voting Power 4,127,232[1]
	9	Sole Dispositive Power 29,703[6]
	10	Shared Dispositive Power 4,127,232[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,156,935[7]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 18.60%[2]
14	Type of Reporting Person (See Instructions) IN

6 Consists of 29,703 shares of Common Stock of the Issuer directly owned by Mr. Kroin.

7 Consists of (x) 29,703 shares of Common Stock of the Issuer directly owned by Mr. Kroin and (y) 4,127,232 shares of Common Stock of the Issuer held directly by GPP-Connecture, LLC.

Item 1.	Security and Issuer

The title and class of equity securities to which this statement relates is Common Stock, par value $.001 per share.

The name and address of the principal executive office of the Issuer is Connecture, Inc., 18500 West Corporate Drive, Suite 250, Brookfield, WI 53045.

Item 2.	Identity and Background

This Statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Great Point Partners, LLC, a Delaware limited liability company (“Great Point”); (ii) GPP-Connecture LLC, a Delaware limited liability company (“GPPC”); (iii) Great Point Partners I, LP, a Delaware limited partnership (“GPP I LP”); (iv) Great Point Partners I GP, LLC, a Delaware limited liability company (“GPP I GP”); (v) Dr. Jeffrey R. Jay, an individual (“Dr. Jay”), and (vi) Mr. David Kroin, an individual (“Mr. Kroin”).

The business address of each Reporting Person is 165 Mason Street, 3rd Floor, Greenwich, CT 06830.

The principal business of GPP I LP is to invest directly or indirectly in various companies. The principal business of GPP I GP is to serve as the general partner of GPP I LP. The principal business of Great Point is to provide management services to GPP I LP and other limited partnerships. The principal business of GPPC is to hold equity interests in Issuer. GPP I LP is the sole manager and controlling member of GPPC. GPP I GP is the general partner of GPP I LP. Great Point is the investment manager of GPP I LP.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of Dr. Jay and Mr. Kroin is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

GPPC currently owns 4,127,232 shares of Common Stock of the Issuer (the “GPPC Shares”). GPPC used its own funds to acquire the GPPC Shares and the source of such funds was capital contributions from investors in GPP I LP and other investors in GPPC, in each case in the ordinary course of business.

Mr. Kroin currently owns 29,703 shares of Common Stock of the Issuer (the “Kroin Shares”). Mr. Kroin used his own funds to purchase the Kroin Shares.

Dr. Jay currently owns 55,411 shares of Common Stock of the Issuer (the “Jay Shares”). Dr. Jay used his own funds to purchase the Jay Shares. A trust of which Dr. Jay is a trustee and of which beneficiaries may be considered members of Dr. Jay’s family currently owns 11,341 shares of Common Stock of the Issuer (the “Trust 1 Shares”) and such trust used its own funds to purchase the Trust 1 Shares. A trust of which Dr. Jay is not the trustee and of which beneficiaries may be considered members of Dr. Jay’s family currently owns 45,672 shares of Common Stock of the Issuer (the “Trust 2 Shares”) and such trust used its own funds to purchase the Trust 2 Shares.

See Item 5 below for information with respect to Great Point, Dr. Jay and Mr. Kroin.

Item 4.	Purpose of Transaction

The securities of the Issuer were acquired for investment. Each of the Reporting Persons has recently determined to seek to influence the board of directors of the Issuer to take more affirmative steps designed to maximize shareholder value, including encouraging management to make operational changes and encouraging the Issuer to, if appropriate, evaluate strategic alternatives, as indicated by the letter dated February 6, 2017 from Great Point to the Issuer filed as Exhibit B hereto. None of the Reporting Persons has yet formulated any specific plan to implement such new determination.

Item 5.	Interest in Securities of the Issuer

GPPC is the record holder of the GPPC Shares. GPP I LP is the sole manager and controlling member of GPPC. GPP I GP is the general partner of GPP I LP. Great Point is the investment manager of GPP I LP and by virtue of such status may be deemed to be the beneficial owner of the GPPC Shares. The GPPC Shares constitute 18.47% of the aggregate shares of Common Stock outstanding, computed in accordance with Rule 13d-3. Each of Great Point, GPP I LP, GPP I GP and GPPC shares voting and dispositive power with respect to the GPPC Shares. Notwithstanding the above, each of Great Point, GPP I LP and GPP I GP disclaims beneficial ownership of the GPPC Shares, except to the extent of its respective pecuniary interest therein.

Dr. Jay is the record holder of the Jay Shares. Dr. Jay may be deemed to be the beneficial owner of the Trust 1 Shares because he is trustee of the trust of which beneficiaries are members of his family. With respect to the Trust 2 Shares, Dr. Jay is not trustee of such trust but the beneficiaries may be considered members of Dr. Jay’s family and these shares are being reported as beneficially owned by Dr. Jay to comply with applicable rules to the extent, if any, that Dr. Jay may be deemed to indirectly influence the voting or disposition of such shares. Dr. Jay, as senior managing member of Great Point, has voting and investment power with respect to the GPPC shares, and therefore may be deemed to be the beneficial owner of the GPPC Shares. The Jay Shares, the Trust 1 Shares, the Trust 2 Shares and the GPPC Shares collectively constitute 18.97% of the aggregate shares of Common Stock outstanding, computed in accordance with Rule 13d-3. Dr. Jay has sole voting and dispositive power with respect to the Jay Shares and the Trust 1 Shares. Dr. Jay shares voting and dispositive power with respect to the GPPC Shares. To the extent that Dr. Jay is deemed to indirectly influence the voting or disposition of the Trust 2 Shares, Dr. Jay may be deemed to share voting and dispositive power with respect to the Trust 2 Shares. Notwithstanding the above, Dr. Jay disclaims beneficial ownership of the GPPC Shares, the Trust 1 Shares and the Trust 2 Shares, except to the extent of his pecuniary interest therein.

Mr. Kroin is the record holder of the Kroin Shares. Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the GPPC shares, and therefore may be deemed to be the beneficial owner of the GPPC Shares. The Kroin Shares and the GPPC Shares collectively constitute 18.60% of the aggregate shares of Common Stock outstanding, computed in accordance with Rule 13d-3. Mr. Kroin has sole voting and dispositive power with respect to the Kroin Shares and shares voting and dispositive power with respect to the GPPC Shares. Notwithstanding the above, Mr. Kroin disclaims beneficial ownership of the GPPC Shares, except to the extent of his pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits and are incorporated herein.

EXHIBIT A: Joint Filing Agreement, dated as of February 6, 2017.

EXHIBIT B: Letter dated February 6, 2017, from Great Point Partners, LLC to Issuer (Attention: Jeff Surges)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2017

Great Point Partners, LLC

By:	/s/ Dr. Jeffrey R. Jay
Name: Dr. Jeffrey R. Jay
Title: Senior Managing Member

GPP-Connecture, LLC

By: Great Point Partners I LP, it sole manager
By: Great Point Partners I GP LLC, its general partner
By: Great Point Partners LLC, its investment manager

By:	/s/ Dr. Jeffrey R. Jay
Name: Dr. Jeffrey R. Jay
Title: Senior Managing Member

Great Point Partners I LP

By: Great Point Partners I GP LLC, its general partner
By: Great Point Partners LLC, its investment manager

By:	/s/ Dr. Jeffrey R. Jay
Name: Dr. Jeffrey R. Jay
Title: Senior Managing Member

Great Point Partners I GP LLC

By: Great Points Partners LLC, its investment manager

By:	/s/ Dr. Jeffrey R. Jay
Name: Dr. Jeffrey R. Jay
Title: Senior Managing Member

/s/ Dr. Jeffrey R. Jay
Dr. Jeffrey R. Jay, individually

/s/ Mr. David Kroin
Mr. David Kroin, individually

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)	Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 6, 2017

Great Point Partners, LLC

By:	/s/ Dr. Jeffrey R. Jay
Name: Dr. Jeffrey R. Jay
Title: Senior Managing Member

GPP-Connecture, LLC

By: Great Point Partners I LP, it sole manager
By: Great Point Partners I GP LLC, its general partner
By: Great Point Partners LLC, its investment manager

By:	/s/ Dr. Jeffrey R. Jay
Name: Dr. Jeffrey R. Jay
Title: Senior Managing Member

Great Point Partners I LP

By: Great Point Partners I GP LLC, its general partner
By: Great Point Partners LLC, its investment manager

By:	/s/ Dr. Jeffrey R. Jay
Name: Dr. Jeffrey R. Jay
Title: Senior Managing Member

Great Point Partners I GP LLC

By: Great Points Partners LLC, its investment manager

By:	/s/ Dr. Jeffrey R. Jay
Name: Dr. Jeffrey R. Jay
Title: Senior Managing Member

/s/ Dr. Jeffrey R. Jay
Dr. Jeffrey R. Jay, individually

/s/ Mr. David Kroin
Mr. David Kroin, individually

Exhibit B

February 6, 2017

Connecture, Inc.
18500 W. Corporate Drive, Suite 250
Brookfield, WI 53045, USA
Attn: Jeffery Surges, President & CEO

cc: Board of Directors

Dear Jeffery,

Great Point Partners I, LP, together with its affiliates (“GPP”), has an ownership interest of approximately 18.5% of the outstanding shares of common stock of Connecture, Inc. (“Connecture” or the “Company”), making us one of the Company’s largest shareholders. Based on our analysis of the Company’s public information and our knowledge of the markets which it serves, we believe both that Connecture is deeply undervalued and that multiple avenues exist for the management team and Board of Directors to create value for all shareholders. Furthermore, it is self-evident that changes need to be made and actions taken to reverse the trajectory of poor operating and financial performance. It is our view that such actions are necessary to either reposition Connecture for future success or position the Company for an outright sale to one of the many potential strategic acquirers that operate either in, or adjacent to, the Company’s product and service offerings and end markets. Many of those acquirers have been active consolidators throughout their history.

We are sharing our thoughts with you and simultaneously with the Board, in writing, because you have repeatedly rebuffed our prior efforts to highlight to you, first, what we believe have been poor management decisions and woeful execution, both of which resulted in the destruction of enormous equity value, and second, opportunities we see for improvement in these areas. The views and analyses contained in this letter were arrived at based solely on publicly available information. We are not in possession of any material non-public information and under no circumstances do we wish to receive any material non-public information from you, the Company or the Board of Directors.

In December of 2014, Connecture completed an initial public offering (“IPO”) designed to enable it to execute on its advertised strategic plan and achieve the tactical goals of: (a) building a robust private exchange software platform, (b) making strategic acquisitions, and (c) funding continued organic growth in core markets like commercial insurance carriers and public exchanges. At the time of the IPO, management and the Board publicly communicated certain expectations of revenue growth, expanding profitability and operational targets that were used to support a valuation of the Company at a level that created ample investor demand.

Since the time of Connecture’s IPO at a price of $8.00 per share, however, the Company has traded down to $1.80,8 representing a loss of 78% of the IPO per share value, making Connecture the third worst performing IPO of the 14 December 2014 IPOs. Furthermore, of over 260 IPOs in calendar year 20149, Connecture’s performance since going public is in the bottom 12th percentile of those public offerings.

8 As of 01/31/17.

9 Excludes microcap IPOs and performance of companies that were subsequently acquired.

That stock price performance, moreover, represents an 87% loss of value from the Company’s stock price high of $13.82 per share on April 16, 2015. Since that time, Connecture’s financial results have significantly underperformed versus the objectives you discussed with the investment community.

CNXR Stock Price Performance Since IPO

We believe these poor results are the product of a series of management operational missteps, poor managerial judgement, and miscommunications with the public. Unfortunately these mistakes happened under both previous and current executive leadership.

Failure to Achieve your Own Forecasts and Destruction of Value

While the Company initially achieved its financial and operational targets through the first three quarters of reporting after the IPO (FYE 2014, Q1’15, Q2’15), subsequent results have materially underperformed stated targets. In addition, management has continued to display an inability to achieve its own benchmarks set with public investors, which clearly and significantly, impair management’s and the Company’s credibility. That loss of reliability, in our view, has eroded investor confidence. The first instance of this occurred on August 6, 2015, within eight months of the IPO, when management revised its 2015 revenue and EBITDA guidance downward by approximately four percent (4%) and nine percent (9%), respectively. Following this announcement, the Company’s share price fell by 22.2% in one day, and continued on a downward trend in the ensuing weeks. Since that time management has continued to both obfuscate its historical financial performance with unclear but continuous “one-time adjustments” and has provided nebulous and inconsistent perspective on its financial prospects.

Worse, management repeatedly failed even to achieve the lowered reset targets that the Company previously announced. For example, shortly after management guided 2015 estimates down, Connecture reported disappointing full year 2015 revenue and Adjusted EBITDA figures of $95.8M and $8.3M, respectively. Both of those results were below management’s revised guidance range and below consensus estimates of $97.7M of revenue and $9.6M of Adj. EBITDA10. The figures below illustrate examples of deviations between actual results and initial, and subsequent, guidance provided by management

(1) Charts show midpoint of guidance figures.

10 Consensus estimates based on equity research published by Morgan Stanley, JP Morgan, Raymond James, First Analysis, Wells Fargo and William Blair.

The below table illustrates Connecture’s performance on a quarterly basis versus Wall Street11 estimates since the Company went public.

	Financial Performance vs. Estimates
	Q4 ’14	Q1 ’15	Q2 ’15	Q3 ’15	Q4 ’15	Q1 ’16	Q2 ’16	Q3 ’16
Reported Financials
Revenue	$27.8	$20.6	$23.4	$22.7	$29.1	$17.6	$18.7	$24.7
Adj. EBITDA	$6.3	($1.7)	($0.6)	$1.8	$8.6	($3.9)	($5.5)	($0.6)

Median Consensus Estimates
Revenue	N/A	$19.7	$23.2	$22.0	$31.0	$20.7	$20.3	$21.3
Adj. EBITDA	N/A	($1.8)	($0.8)	$1.3	$10.1	($1.2)	($1.9)	($1.9)
Variance
Revenue
Dollars	N/A	$0.9	$0.2	$0.7	($1.9)	($3.1)	($1.5)	$3.5
Percent	N/A	4.7%	0.8%	3.1%	-6.1%	-15.2%	-7.6%	16.4%

Adj. EBITDA
Dollars	N/A	$0.1	$0.2	$0.5	($1.5)	($2.7)	($3.6)	$1.2
Percent	N/A	NM	NM	37.1%	-14.6%	NM	NM	NM

Examples of Poor Executive Decisions and Operational Execution

1.	Push Into “Consumer Health Care”. Management’s proposed consumer health care strategy not only lies far afield from the Company’s core strengths and operating capabilities, but also the articulated strategy has been largely opaque and incoherent. Based on the market’s reaction, it does not appear that the strategy is viewed as either well-conceived or planned. We advised management against this strategy when it was first explained to us. The energies and resources committed to this strategic folly have failed to contribute any positive financial performance and clearly diluted the time and attention that the management team has to focus on core operations and clients.

2.	Filing Shelf Registration in January 2016. Despite the plethora of examples of the negative impact on stock prices of small cap companies filing sizeable shelfs, and the input against a large equity capital raise provided by us and other shareholders, the Company still proceeded to file a $50M shelf registration on January 8, 2016 (representing approximately 65% of market cap) without disclosing the purpose of the shelf or the expected use of proceeds. This error in strategy, and even worse, in judgment, was, in our view, the major causal factor in the already depressed share price plummeting further by 22.7% in one day, from $3.52 to $2.72. Since the announcement, Connecture’s share price has failed to ever again broach the $3.52 level, an indication that investor confidence in the judgment of management continued to deteriorate. Additionally, in the eventual financing that the Company did pursue, management purposefully fashioned a very limited process despite our input to broaden it. This poorly constructed financing led management to choose to issue preferred stock with an accruing dividend. We advised you to solicit an investor that would agree to acquire common stock with warrants without the liquidation preference, and referred at least one such

11 Estimates based on equity research published by Morgan Stanley, JP Morgan, Raymond James, First Analysis, Wells Fargo and William Blair.

specific, experienced and credible investor to you who would have invested through such a structure. However, you refused to meet with them and other interested parties.

3.	Absolute Failure on Building the Private Exchange Platform. Management has led the Company to near complete operational failure on the core Private Exchange business. Despite the announcement of numerous client wins, the product clearly remains incomplete, to the evident frustration of both customers and channel partners. This lack of simple execution to extend, as communicated to the public, the already architected SaaS platform inherited from the DRX acquisition into a directly related adjacent market has materially impaired financial performance, slowed the Company’s growth and further damaged shareholder value.

Underperformance of Connecture’s Stock Versus Peers and the Market

Based on Wall Street research published at the time of the Company’s IPO, Connecture was expected to achieve approximately $100M of revenue in 2016 and be on pace to achieve upwards of $135M of revenue in 2017. In comparison, management is now guiding towards $85M - $88M of revenue in 2016 and Wall Street analysts12 expect 2017 results of approximately $96M of revenue. This deceleration of growth has obviously, and significantly, impaired the valuation of the business and is a direct result of management’s lack of ability to execute on its plans.

Connecture is now, as a result, trading at a significant valuation discount to its peers in the benefit management and HCIT landscape. While many of its peers achieve valuations that represent multiples of forward revenue in the range of approximately 3.0x, Connecture’s stock trades at approximately 1.0x forward revenue, representing a 65% discount to comparable companies.

Connecture Comparable Companies

		Equity	Firm	FV / Revenue				FV / EBITDA
	Price	Value	Value	LTM	2016	2017	2018	LTM	2016	2017	2018
Benefit Management
BenefitFocus	$30.85	$918	$933	4.1x	4.0x	3.3x	2.8x	NM	NM	NM	NM
Wage Works	$70.40	$2,580	$1,992	6.1x	5.4x	4.2x	3.8x	30.9x	18.4x	14.3x	12.4x
Health Equity	$40.78	$2,421	$2,255	NM	NM	NM	8.3x	43.5x	36.6x	28.4x	22.7x
TriNet	$25.65	$1,765	$2,073	0.7x	0.7x	0.6x	0.5x	14.4x	11.3x	10.4x	9.3x

Mean				3.7x	3.4x	2.7x	3.8x	29.6x	22.1x	17.7x	14.8x
Median				4.1x	4.0x	3.3x	3.3x	30.9x	18.4x	14.3x	12.4x

Healthcare IT
athenahealth	$113.96	$4,497	$4,658	4.4x	4.2x	3.6x	3.1x	NM	19.2x	15.0x	12.4x
Medidata	$51.84	$2,986	$2,916	6.7x	6.3x	5.3x	4.5x	NM	27.4x	23.0x	18.8x
The Advisory Board	$34.15	$1,371	$1,881	2.3x	2.3x	2.3x	2.2x	16.2x	10.0x	9.5x	8.6x
Cerner	$47.65	$16,177	$16,057	3.5x	3.3x	3.1x	2.8x	12.4x	10.2x	9.1x	8.4x
Castlight	$4.35	$454	$337	3.6x	3.3x	2.7x	2.2x	NM	NM	NM	NM

Mean				4.1x	3.9x	3.4x	3.0x	14.3x	16.7x	14.1x	12.0x
Median				3.6x	3.3x	3.1x	2.8x	14.3x	14.7x	12.3x	10.5x

Overall Mean				3.9x	3.7x	3.1x	3.3x	23.5x	19.0x	15.7x	13.2x
Overall Median				3.9x	3.7x	3.2x	2.8x	16.2x	18.4x	14.3x	12.4x

Connecture	$1.77	$40	$109	1.2x	1.3x	1.1x	1.0x	NM	NM	14.3x	10.1x
Discount to Comps Median				-68.8%	-65.6%	-64.2%	-63.5%	NM	NM	0.2%	-18.2%

It is clear from the relative performance of the Company versus the general market and the S&P health care index since the date of Connecture’s IPO, that the Company’s poor operational and market performance has been a result of mismanagement. While the broader market has risen by 14% over this

12 Based on equity research published by Morgan Stanley, JP Morgan,Raymond James, First Analysis, Wells Fargo and William Blair.

period, and the health care market has remained stable, growing 3% over this time, the value of Connecture’s share price has tumbled by nearly 80%.

Call to Action to Drive Stock Price Improvement

As a result of Connecture’s continued execution issues and operational missteps, shareholders have greatly suffered. We view the status quo as unacceptable to shareholders and it should be unacceptable to you and the Board as well. It is imperative that you plan to materially alter Connecture’s strategy and improve execution for the benefit of the Company and all its shareholders or, failing that, seek a sale of the Company. Connecture needs real improvements and can no longer work in half-measures. We believe that there are several actions which could be undertaken in order to drive such performance, including the following:

1.	Break Up the Company into Two Distinct Operations. The original DRX business, which appears to now also hold the Private Exchange business, is a radically different business than the legacy Commercial Enterprise and withering State Exchange businesses. Being built on a SaaS backbone, the DRX platform, in our view, should have a significantly higher margin profile than what is currently being achieved at Connecture. Based on our analysis of the cost structures and margin profiles of publicly traded companies with similar operating characteristics, our analysis indicates that DRX should be able to achieve gross margins in excess of 65% and EBITDA margins of 20% to 30% on a standalone basis. Applying this margin profile to the LTM Medicare and Private

Exchange revenue of $29.5M13, this portion of the business has the potential to generate standalone, fully burdened EBITDA of $6M to $9M and has much better growth prospects. Given its scale, the inherent value of that business is depressed by the burdens of funding the other operations. We do not discount the complexity of separating the business operations, but with creative management and planning it can be done and would, we think, unlock enormous value. We have performed various sum-of-the-parts analyses with a range of allocation assumptions between the two businesses and each scenario results in an equity value and price per share greater than two times (2x+) the current equity value and price per share today.

2.	Partner the Commercial Enterprise Business. There is a diverse set of companies which either compete with, or have adjacencies to, the Commercial Enterprise business, such as Accenture, Aon, CGI, Cognizant, Deloitte, IBM, Infosys, Mercer, Towers Watson, Xerox/ACS, among others. Since management seems unable to execute a profitable strategy in this arena, we believe the Company should look to either sell or sub-contract out these clients to other parties who can better manage such business lines. This would allow management to focus on other more profitable operations that it can handle. Additionally, the Company should be able to negotiate an economic relationship with such a partner that would be an enormous cash flow pick up for the Company.

3.	Aggressively Cut Costs and Focus on Profitability, Even at the Expense of Growth. Although management envisioned a rapidly growing business when it went public, the Company does not appear to be in a position to stay on that strategy in the near term. The most pressing opportunity is to engineer a Company that can be self-sustaining and profitable. Based on evaluating the cost structure of comparable companies and the Company’s continued reporting of needing contract labor, we believe that Connecture overspends on R&D and General & Administrative expenses by approximately 15% of revenue. If applied to the Company’s LTM revenue, this represents approximately $13M in potential cost savings. Adding this back to the Company’s LTM EBITDA loss of $2M14, it is our view that with aggressive cost cuts the business could generate $11M of EBITDA. Connecture would trade at a much better multiple and value than it does today if the necessary actions are taken.

4.	Sell the Company in its Entirety. As mentioned above there are likely numerous potential buyers, even for the less attractive segment of the Company. When one factors in the more attractive pieces of the business, especially DRX, the list of potentially interested parties could expand even further to include strategic entities such as United Health / OPTUM, Cigna, WellPoint, Change Healthcare, eHealth, and HMS; many of which are serial acquirers of businesses. Given the potential time frame to restructure the operations of the Company to drive better financial performance and create shareholder value, it may be more expedient to enhance value by exploring and pursuing a sale of the business overall.

13 As per the Company’s September 30, 2016 reported results.

14 Based on 9/30/16 publicly reported financials.

These are challenging times for Connecture, and we strongly believe that material change is necessary. For the Company to improve its growth trajectory and regain its appropriate multiple, immediate and aggressive actions are required from management and the Board. We look forward to you altering course and finding the most effective path to substantial value creation for all shareholders.

Respectfully,

/s/ Dr. Jeffrey R. Jay
Jeffrey R. Jay, MD
Senior Managing Member
Great Point Partners, LLC